Mail Stop 6010

December 17, 2007

Karl J. Grafe
Vice President & Assistant General Counsel
American Financial Group, Inc.
One East Fourth Street
Cincinnati, OH 45202

>   **Re: American Financial Group, Inc.**
>   **Definitive Proxy Statement**
>   **Filed April 10, 2007**
>   **File No. 001-13653**

Dear Mr. Grafe:

    We have completed our review of your executive compensation and related disclosure and have no further comments at this time.

    Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

    If you have any further questions regarding our review of your filing, please call me at (202) 551-3635.

>   Sincerely,

>   Tim Buchmiller
>   Senior Attorney